VEON announces the sale of its Russian tower assets for USD 970 million Transaction reflects a total enterprise value of RUB70.65bn (approximately USD970 million) and an EV/EBITDA multiple of 11.7x 2021E Amsterdam, 6 September 2021 – VEON Ltd. (NASDAQ: VEON, Euronext Amsterdam: VEON), a leading global provider of connectivity and internet services, announces today that it has reached agreement to sell its mobile network towers in Russia to Service-Telecom for a total consideration of RUB70.65bn (USD970million equivalent). Service-Telecom is a well-known partner to PJSC VimpelCom, which operates in Russia under the Beeline brand, and already provides the company with passive infrastructure across various regions in Russia. The sale reflects VEON’s continued focus on active portfolio management and the pursuit of opportunities to realise the value of its infrastructure portfolio. With over 50,000 towers across nine dynamic markets, it is one of the industry’s largest. The transaction involves the sale of 100% of National Tower Company (“NTC”), a subsidiary of VEON, which operates a portfolio of approximately 15,400 mobile network towers in Russia. All of the active mobile network infrastructure currently operated by PJSC VimpelCom and the majority of the rooftop towers will remain with the company. Under the terms of the deal, PJSC VimpelCom and Service-Telecom have entered into a long- term master agreement regarding the provision of tower infrastructure services for an initial period of 8 years, and multiple extensions of 8 years at the discretion of PJSC VimpelCom. Both parties will additionally enter into a new build-to-suit program comprising of up to 5,000 sites by 2029. The master agreement provides a framework for a long-term strategic partnership with Service-Telecom to pursue investments in network roll-out and upgrade, and share the benefits from potential future infrastructure market consolidation in Russia. The agreement also provides Beeline with strict service commitments and protections enabling Beeline to place an even greater focus on ongoing strategic initiatives and improve the quality of mobile services for its customers. The purchase price for the transaction of RUB70.65bn (USD970m equivalent) corresponds to an EV/EBITDA multiple of 11.7x 2021 based on projected EBITDA of NTC post-completion. The transaction is subject to customary regulatory approvals and closing is expected to take place in the fourth quarter of 2021.

Commenting on the transaction, Kaan Terzioglu, VEON’s Chief Executive Officer, said: “Today’s transaction is a major step forward in realising the value of VEON’s infrastructure portfolio for our shareholders. By entering into a long-term partnership with a strong, experienced counterparty in Russia, Beeline will enjoy the operational and financial flexibility to serve its customers with market-leading services through one of the nation’s largest and most technologically-advanced mobile networks. Moreover, this transaction allows to release the capital to deleverage VEON’s balance sheet and invest in critical aspects of active network and digital opportunities while achieving more financial flexibility.” Service-Telecom CEO Nikolay Berdin noted: “The agreement reached with VEON is a key achievement for Service-Telecom on its way to becoming a leading telecommunication infrastructure operator in Russia. With PJSC VimpelCom as our partner, we expect to drive sustainable long-term growth in Russia while constructing the infrastructure backbone of the digital economy and helping to enhance mobile broadband connectivity for consumers.” Disclaimer This release contains "forward-looking statements", as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward- looking statements are not historical facts, and include statements relating to, among other things, expectations regarding the potential benefits of the transaction described above. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such dates or to reflect the occurrence of unanticipated events. Furthermore, elements of this release contain or may contain, “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014. About VEON VEON is a NASDAQ and Euronext Amsterdam-listed global provider of connectivity and internet services. For more information visit: www.veon.com. About Service-Telecom Group of companies "Service-Telecom" is an independent operator of wireless telecommunications infrastructure. Service-Telecom operates in major regions of Russia. The leader in independent infrastructure providers in terms of portfolio growth and operational efficiency. For more information visit: www.service-telecom.net VEON Contact Information Communications & Investor Relations Nik Kershaw ir@veon.com +31 20 79 77 200